Annual Shareholders Meeting Results
The Fund held its annual meeting of shareholders on December 29, 2004. Common Preferred shareholders voted to reelect Paul Belica as a class II Trustee to serve until 2007 and David C. Flattum as class III Trustee to serve until 2005. Preferred shareholders voted to reelect John J. Dalessandro II as a class II
Trustee to serve until 2007.


The resulting vote count was

                              Affirmative        Withhold Authority

Election of Pual Belica
                                7536550                  131036

Election of David C. Flattum
                               7545768                   121818

Election of John J. Dalessandro  3253                    1

Robert E. Connor, Hans W. Kertess*, and Peter Sullivan continue to serve as Trustees of the Fund.